THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 19, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                   OMB Number:        3235-0415
                                                   Expires:    October 31, 1997
                                                   Estimated average burden
                                                   hours per response . . 14.90
                                                   ----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           Vivid Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  928538 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 928538 10 7                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES T. O'NEILL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          800,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          800,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      800,000 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

ITEM 1.

     (a) NAME OF ISSUER

         Vivid Technologies, Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         10E Commerce Way
         Woburn, Massachusetts  01801

ITEM 2.

     (a) NAME OF PERSON FILING

         Charles. T. O'Neill

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         c/o O'Neill & Neylon
         950 Winter Street
         Waltham, Massachusetts 02154

     (c) CITIZENSHIP

         U.S.

     (d) TITLE OF CLASS OF SECURITIES

         Common Stock, $.01 par value

     (e) CUSIP NUMBER

         928538  10  7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4.  OWNERSHIP

     As of December 31, 1996, the undersigned was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange

Act")) of over five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided of December 31, 1996:

     (a)  AMOUNT BENEFICIALLY OWNED

          800,000 shares of Common Stock, comprised of (i) 250,000 shares held by the undersigned as Trustee of the Ellenbogen Family Irrevocable Trust of 1996; (ii) 350,000 shares held by the undersigned as Trustee of the S. David Ellenbogen 1996 Retain Annuity Trust; and 200,000 shares held by the undersigned as Trustee of the Jay A. Stein 1996 Retained Annuity Trust.

          The undersigned disclaims beneficial ownership of all of the above-described 800,000 shares. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Schedule 13G shall not be construed as an admission that the undersigned is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the above-described 800,000 shares.

     (b)  PERCENT OF CLASS

          9.0% of the outstanding shares of Common Stock

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                -0- shares

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                800,000 shares

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                -0- shares

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                800,000 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     As described above in Item 4.(a), the undersigned holds 800,000 shares of Common Stock as Trustee for the benefit of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:  February 10, 1997


                                /s/ Charles T. O'Neill, Trustee
                              -----------------------------------
                              Charles T. O'Neill, Trustee
                               Ellenbogen Family Irrevocable Trust of 1996
                               S. David Ellenbogen 1996 Retained Annuity Trust Jay A. Stein 1996 Retained Annuity Trust